

August 25, 2021

Ilan Ganot
Chief Executive Officer
Solid Biosciences Inc.
141 Portland Street, Fifth Floor
Cambridge, MA 02139

Re: Solid Biosciences Inc.
 Registration Statement on Form S-3
 Filed August 16, 2021
 File No. 333-258859

Dear Mr. Ganot:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Lauren Hamill at 303-844-1008 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences

cc: Craig Hilts